Rule 424 (b) (3)
Registration No. 333-199914
CUSIP #:63743HEN8

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Senior Debt Securities	$300,000,000.00	$34,770.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	The amount in this column has been transmitted to the SEC in connection with the securities offered by means of this pricing supplement.

TRADE DATE: 10/25/2016
SETTLEMENT DATE: 11/1/2016
PRICING SUPPLEMENT NO. 7197 DATED October 25, 2016
TO PROSPECTUS SUPPLEMENTAL DATED November 10, 2014
AND BASE PROSPECTUS DATED November 6, 2014

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue

Fixed Rates Notes

Principal Amount:	$300,000,000

Issue Price:	100% of Principal Amount

Original Issue Date:	11/01/2016

Maturity Date:	11/01/2019

Interest Rate:	1.50% per annum

Regular Record Dates:	15 calendar days prior to each Interest Payment Date

Interest Payment Dates:	Each May 1 and November 1

Optional Redemption:	CFC may redeem the notes at any time prior to November 1, 2019, in whole or in part, at a ''make-whole'' redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the bonds being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points plus in each of (1) and (2) above, accrued interest to, but excluding, the redemption date.

''Treasury Rate'' means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

''Comparable Treasury Issue'' means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

''Independent Investment Banker'' means one of the Reference Treasury Dealers appointed by the trustee after consultation with CFC.

''Comparable Treasury Price'' means with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

''Reference Treasury Dealer Quotations'' means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the redemption date for the notes being redeemed.

"Reference Treasury Dealer" means (1) J.P. Morgan Securities LLC and Mizuho Securities USA Inc. and a Primary Treasury Dealer (defined below) selected by each of PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), CFC will substitute for such bank another Primary Treasury Dealer (2) and any other U.S. Government securities dealers selected by CFC.

Basis:                                                                             As Principal

Agent(s):                                                                       J.P. Morgan Securities LLC
                       Mizuho Securities USA Inc.
                       PNC Capital Markets LLC
                       SunTrust Robinson Humphrey, Inc.
                       Regions Securities LLC

Form of Note:                                                               Book-Entry
(Book-Entry or Certificated)

Other Terms:                                                               None

It is expected that delivery of the notes will be made against payment therefor on or about November 1, 2016 which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement. Accordingly, purchasers who wish to trade the notes on the date of this prospectus supplement or the following day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.

           Validity of the Notes

In the opinion of Hogan Lovells US LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, subject to bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors' rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia Cooperative Association Act, as amended (the "Cooperative Association Act") and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 10, 2014, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on November 10, 2014.